                                                                EXHIBIT 99(A)(2)


                        FORM OF LETTER TO OPTION HOLDERS
                             DATA TRANSLATION, INC.
                               FEBRUARY 21, 2002


Dear Employees:

    Attached you will find the details of a stock option exchange program. As you know, we are philosophically committed to the concept of employees as owners of the company, and in light of the recent stock market volatility, especially for technology stocks, we felt it appropriate to offer this exchange program. This program will help us advance our philosophy.


    Please take the time to carefully read the documents and instructions enclosed with this letter. You need to return the Election Form to us no later than 5 p.m., Eastern Daylight Time, March 22, 2002.


    If you have any questions about the offer, please contact Michael DiPoto at
(508) 481-3700.

                                          Sincerely,
                                          Alfred A. Molinari
                                          Chief Executive Officer and President

Enclosures

                      SUMMARY OF TERMS OF OPTION EXCHANGE
                          YOU MUST RESPOND BY 5 P.M.,
                             EASTERN DAYLIGHT TIME,
                               ON MARCH 22, 2002.



    You must check your election and sign and date the Election Form and return it to Michael DiPoto before 5 p.m., Eastern Daylight Time, on March 22, 2002. If you have any questions, please contact Michael DiPoto at (508) 481-3700. The following summarizes some of the terms and conditions of the offer to exchange options. Please read the Offer to Exchange as well because the information in this summary is not complete.



    WHO CAN PARTICIPATE IN THE EXCHANGE? Any regular employee who has been continuously employed by Data Translation, Inc. on the expiration of this offer can exchange all of his or her stock option grants with exercise prices of $4.00 or more per share, on an all-or-nothing basis, for a new grant.


    HOW MANY NEW OPTIONS WILL I RECEIVE? The exact number of option shares that you have now and that you would have if you accepted the exchange is set forth in the enclosed Election Form. Take a look at this now and contact Michael DiPoto if you have any questions.

    WHAT IS THE EXERCISE PRICE OF THE NEW OPTIONS? Each new option will equal the fair market value of the Company's common stock on the date of grant of the new options. This will be determined based upon the last reported sales price of the Company's common stock on the date of grant of the new options. Because we will not grant new options until at least six months and one day after the date that we cancel the options accepted for exchange, it is possible that the new options may have a higher exercise price than some or all of your current options.

    WHAT IS THE VESTING PERIOD OF THE NEW OPTIONS? The new options will vest over the next two years from the date of issuance. One third of the option will be vested as of the date of the issuance of the new option and one fourth of the remaining unvested portion of the option will vest every six months from the date of the issuance of the new option, as provided in your new option agreement. Your vesting commencement date will begin on the date that the new options are issued. Each new option will have a term that expires on the expiration date as stated in the new option agreement.

    WHAT IS THE TERMINATION DATE OF THE NEW OPTIONS? Each new option will have a term that expires on the expiration date as stated in the new option agreement.

    WHAT DOES THE COMPANY RECOMMEND THAT I DO? Although the Compensation Committee of our Board of Directors has approved this offer, neither we nor our Compensation Committee makes any recommendation as to whether or not you should tender your options. You must make your own decision as to whether to tender options. For questions regarding tax implications or other investment-related questions, you should speak with your own legal counsel, accountant and/or other financial advisor.

    WHAT HAPPENS IF I AM NO LONGER EMPLOYED BY THE COMPANY WHEN NEW OPTIONS ARE GRANTED? In order to receive a grant of new option, you must be an employee of the Company or one of our subsidiaries on the date of grant of the new options, which will be on or about the first business day that is at least six months and one day following the date of cancellation of the eligible options. IF, FOR ANY REASON, YOU ARE NOT AN EMPLOYEE OF THE COMPANY OR ONE OF OUR SUBSIDIARIES FROM THE DATE THAT YOU TENDER OPTIONS THROUGH AND INCLUDING THE DATE THAT WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT WE HAVE ACCEPTED FOR EXCHANGE. This means that if you die or quit or we terminate your employment prior to the date that we grant new options, you will not receive anything for the options that you tendered and we cancelled. Participation in the offer does not confer upon you the right to remain in the employ of the company or any of our subsidiaries.

    WHAT HAPPENS TO YOUR ELIGIBLE OPTIONS IF YOU ACCEPT THE OFFER? If you accept the offer, all of your eligible options will be cancelled and you will have no further right or interest in those options, whether vested or unvested.

    WHAT HAPPENS IF I DON'T ACCEPT THE OFFER? If you do not accept the offer to exchange options, you will keep your current options and will not receive any new options.


    CAN I CHANGE MY MIND? Yes. After you turn in the Election Form, you can change your election any time by delivering a signed change in election form to Michael DiPoto before 5 p.m., Eastern Daylight Time, on March 22, 2002 (unless we extend the deadline). Michael DiPoto can provide you with a notice for a change in election, and you may contact him at (508) 481-3700 or mdipoto@datx.com.


                                       2